4
1

NYSE

0001037490

Director

Ball Corporation

0000009389
IRS-NUMBER  35-0160610

03/28/03

4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.

1.	Name and Address of Reporting Person(s) Dean, Howard M. 10 Longs Peak Dr. Broomfield, CO 80021-2510

2.	Issuer Name and Ticker or Trading Symbol Ball Corporation (BLL)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Day/Year 3/28/2003

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) BOARD DIRECTOR

7.	Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/28/03    M        6,000         A  $22.1563     27,224         D  Direct
Common Stock                                                                                     500            I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Stock Option (right to buy)    $22.1563        03/28/03       M                          6,000            (1)          07/22/08

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Stock Option (right to buy)    03/28/03  Common Stock                   6,000                     14,000        D   Direct

Explanation of Responses:

(1)  Shares exercisable beginning one year after grant in 25% increments.

SIGNATURE OF REPORTING PERSON/S/
By:  Mary L. Rose, Dir., Exec. Comp. Prog.

For:  Howard M. Dean

DATE  03/28/03